November 15, 2024

Adam Dooley
Chief Executive Officer
Everest Consolidator Acquisition Corporation
4041 MacArthur Blvd
Newport Beach, CA 92660

       Re: Everest Consolidator Acquisition Corporation
           Preliminary Proxy Statement on Schedule 14A
           Filed November 5, 2024
           File No. 001-41100
Dear Adam Dooley:

       We have reviewed your filing and have the following comment.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe the comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Preliminary Proxy Statement on Schedule 14A
Risk Factors, page 15

1. We note that you are seeking to extend your termination date to May 23, 2025, a date which is 42 months from your initial public offering. We also note that you are currently listed on the NYSE and Section 102.06 of the NYSE Listed
Company
       Manual requires that a special purpose acquisition company complete a business combination within three years of the effectiveness of its IPO registration statement. Please revise to state that your securities will face immediate suspension and delisting action once you receive a delisting determination letter from the
       NYSE after the 36-month window ends. Please also revise your disclosure on pages
       17-18, as the NYSE does not provide a right to review or appeal a delisting determination for special purpose acquisition companies that do not complete their business combination within 36 months. In addition, please also disclose the consequences of any such suspension or delisting, including that your stock may be determined to be a penny stock and the consequences of that designation, that you may no longer be attractive as a merger partner if you are no longer listed on an exchange, any potential impact on your ability to complete an initial business
 November 15, 2024
Page 2

       combination, any impact on the market for your securities including demand and overall liquidity for your securities, and any impact on securities holders due to your
       securities no longer being considered    covered securities.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Pearlyne Paulemon at 202-551-8714 or Brigitte Lippmann at 202-551-
3713 with any questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of Real
Estate & Construction
cc:   Steven Lipstein